

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2012

Via E-mail
Jonathan M. Gottsegen, Esq.
United Rentals, Inc.
Senior Vice President, General Counsel and Corporate Secretary
Five Greenwich Office Park
Greenwich, Connecticut 06831

>   **Re: United Rentals, Inc.**
>   **Amendment No. 1 Registration Statement on Form S-4**
>   **Filed February 23, 2012**
>   **File No. 333-179039**

Dear Mr. Gottsegen:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Indebtedness of URI Following the Merger, page 10

1. Please revise to more specifically discuss how you believe you will be able to meet the estimated interest payments on your debt following the merger. In this regard, please discuss the adequacy of cash on hand and operating cash flows and clarify if you believe you may need to rely on the undrawn capacity of the URI ABL facility.

2. We note your disclosure on page 29 that Standard & Poor's Ratings Services placed the issue level rating on URI's senior unsecured notes on negative watch. Please revise to include a more specific and comprehensive discussion of the potential implications of this action.

Fees and Expenses, page 19

3. We note your revised disclosure in response to comment 20 of our letter dated February 13, 2012. However, we note that the amount of fees and expenses that URI and RSC expect to incur in connection with the merger are significantly less than the amounts listed elsewhere in the joint proxy statement/prospectus, such as on page 29 where it states that in connection with the merger and related transactions, URI expects to incur $226 million of fees and expenses. Please reconcile your disclosure here and also in your related disclosure on page 134.

Risk Factors, page 21

URI's Anticipated Level of Indebtedness Will Increases . . ., page 27

4. We note your revised disclosure in response to comment 27 of our letter dated February
    13, 2012. Please further revise your risk factor to quantify the amount of your annual
    debt service obligation, the amount of cash you will have on hand following the merger,
    and how you anticipate that you will pay such debt service obligation, including whether
    you intend to rely on the URI ABL Facility.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 43

Note 3. Preliminary Purchase Consideration, page 43

5. Please revise your disclosure to indicate how you forecast the number of shares of RSC
    common stock you expect to be outstanding at the effective time of the merger.

6. We note your response to comment 32 of our letter dated February 13, 2012. To the
    extent that the per share price of URI common stock changes significantly, please revise
    your disclosure to reflect the per share price as of a more current date.

Note 4. Purchase Accounting page 45

7. We note your response to comment 38 of our letter dated February 13, 2012 and the
    additional disclosure you have included. However, given the significant amount of
    goodwill you anticipate recognizing as a result of the merger, please revise to more
    specifically discuss the underlying factors contributing to the goodwill.

5. Financing, page 46

8. We note your response to comment 39 of our letter dated February 13, 2012 and the
    additional disclosure you have provided. As previously requested, please help us
    understand why you believe your estimated assumed interest rates are factually
    supportable. Please also tell us if there is an agreed upon interest rate associated with the
    financing commitments already obtained.

The Merger, page 59

Background of the Merger, page 60

9. We note that you have revised this section to provide a general overview of the benefits
    of the merger of URI and RSC. To the extent these represent benefits that were
    considered by the URI board and RSC board, please move them to the "Recommendation
    of the RSC Board and Reasons for the Merger," on page 77 and the "Recommendation of

the URI Board and Reasons for the Merger" on page 97. Further, to the extent that certain of these benefits were discussed at specific meetings included in the Background disclosure, please include a discussion of such benefits in the description of each meeting as opposed to summarizing all of the benefits up front. The Background section should describe in sufficient detail the material issues discussed and the positions taken by those involved at each of the meetings. For example, in your disclosure relating to the January 19, 2010 meeting and the February 22, 2010 meeting, you should include a description of the specific potential and strategic benefits discussed at the meetings. This is just one example.

10. Please further revise your Background section to explain why the transaction is being recommended to stockholders as opposed to any alternatives, and why the transaction is being recommended at this time. For example, we note your disclosure on page 63 that RSC "explored various alternatives" with its major stockholders, and that in August 2008, Dr. Britell had concerns about a potential transaction between URI and RSC "at that time," but that details of such alternatives and concerns are not disclosed.

Recommendation of the URI Board and Reasons for the Merger, page 97

11. We note that in response to comment 62 of our letter dated February 13, 2012 you have indicated that you included revised disclosure regarding discussions of URI's indebtedness following the merger on page 76. Please include a discussion of the URI board's analysis regarding the significant amount of outstanding indebtedness that the combined company will be facing within the section entitled "Recommendation of the URI Board and Reasons for the Merger." Your disclosure should include the reasons that the URI board determined that the RSC merger will in the best interests of stockholders despite such indebtedness.

Management, page 127

12. We note your disclosure regarding the members of URI's senior management team both as of the date of the proxy statement/prospectus and as of the effective time of the merger. Please advise whether Messrs. Gottsegen, Asplund and Fahey will be continuing with the combined company following the merger.

Indebtedness of URI Following the Merger, page 132

13. We note your disclosure on page 133 that if the financial tests in the URI ABL facility become applicable, and you are unable to satisfy such tests, the facility could be terminated and you would likely not have sufficient liquidity for your business needs. We further note your disclosure that the financial covenants will apply only if availability falls below the greater of 10% of the maximum revolver amount and $150 million. Please disclose the current availability under the URI ABL facility. Please also disclose the specific financial tests in the facility, whether you would meet these financial tests if

they were applied to you today, and whether you believe that you will meet the financial tests as a combined company.

URI Executive Compensation, page 190

Compensation Discussion and Analysis, page 190

14. It appears from your disclosure that that amount of the cash incentive award for each of Messrs. Gottsegen and Asplund would vary from 80% to 120% of the funded amount based on the achievement of specific performance factors. Given that it appears that 120% of the funded amount would be the maximum amount that could be paid, please explain how Mr. Asplund was awarded 125% of the funded amount.

Grants of Plan-Based Awards in 2011, page 211

15. We note that you include only target and maximum payouts under the Non-Equity Incentive Plan Column for Messrs. Kneeland, Plummer and Flannery, and only include target payments for Messrs. Gottsegen and Asplund. However, we note your disclosure on page 200 where it appears that you set threshold level performance metrics for the 2011 Executive Plan. Please advise whether this indicates that there is a threshold payout level. Further, we note that the payouts under the Incentive Plan could be adjusted up to 120% of the funded amount based on the achievement of specific performance metrics. It therefore appears that these payouts were subject to a maximum payout. Please advise and please also revise the Grants of Plan-Based Awards table as necessary.

URI Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 27

16. We note your draft revised disclosure in response to comment 84 of our letter dated February 13, 2012. However, we note that you have added only a list of factors that you believe contributed to rate and volume improvement in 2011 equipment rentals, and do not indicate that you will revise your entire results of operations disclosure in future filings as requested by our prior comment. For example, we note that your disclosure regarding the changes in sales of rental equipment attributes the increase only to volume, pricing, and changes in the mix of equipment sold, but does not provide any color on the reasons for such changes or the particular changes in product mix and how this affected sales. Further, we note that you have not provided quantified information to clearly disclose the individual impact of the volume and rate increases to the overall increase in equipment rentals revenue. In addition, your list of factors that affected 2011 equipment rentals revenue does not quantify or explain how these factors impacted results. For

example, it is unclear how your increased focus on National Accounts and other large customers contributed to revenue growth, and the proportionate affect of this increased focus. This is only one example. In future filings, please further revise your results of operations to provide a discussion of the business reasons for the changes in line items, including clear disclosure as to how these business reasons impacted results, and quantify the incremental impact of each individual business reason on the overall change in the line item. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

19. Condensed Consolidating Financial Information of Guarantor Subsidiaries, page 71

17. We note your response to our prior comment 90. Please revise your disclosure in future filings to clarify that your subsidiary guarantees are not full and unconditional and describe your reliance on Rule 3-10 of Regulation S-X.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mindy Hooker, Staff Accountant, at 202-551-3732, or Tricia Armelin, Staff Accountant, at 202-551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or myself at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Andrew D. Soussloff (*via E-mail)*
        Sullivan & Cromwell LLP